Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN:US74154B2034)

6 February 2013

R&D Tax Incentive

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) is pleased to advise that it has received $1,442,120.40 in cash rebate from the federal government’s R&D tax incentive program. The cash rebate was provided essentially in respect of expenditure incurred on eligible Australian R&D activities conducted on the CVac clinical trial during the 2011/12 financial year.

About Prima BioMed

Prima BioMed is a globally active biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889